EXHIBIT 6.4
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                              CONSULTING AGREEMENT


         THIS AGREEMENT ("Agreement") is made by J & J Holdings, Inc., a corporation at Box 275, Genoa NV 89411("Consultant") and Legends of the Faith at 2221 Meridian Blvd. #B, Minden, NV 89423 ("Client").

         WHEREAS, Consultant has expertise in providing the services sought by Client, and WHEREAS, Client wishes to utilize Consultant's services and abilities during the term of this Agreement, and Consultant is willing to offer such services upon the terms and conditions contained in this Agreement;

         NOW THEREFORE, in consideration of the promises contained herein, the parties agree as follows:

1. Engagement and Duties. During the term of this Agreement, Client hereby engages Consultant to perform management, marketing, financial, and operational services.

2. Term. This Agreement shall begin on May 1st, 1999 and shall terminate on December 31st, 2000.

3. Compensation. For all services rendered by Consultant under this Agreement, Consultant shall be paid two thousand dollars($2,000)monthly for all duties provided under this agreement.

4. Confidentiality. Consultant acknowledges that any information he obtains regarding the operation of Legends of the Faith, Inc., its products, services, policies or any other aspect of its business is confidential, and shall not be revealed or disclosed to any person, company or other entity without the express written permission of Client.

5. Reimbursement of Expenses. In addition to the compensation provided for herein,Consultant shall be entitled to reimbursement for all reasonable and necessary expenses incurred in connection with the performance of his duties under this Agreement.

6. Miscellaneous. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors, assigns, heirs and personal representatives and, except as specifically provided herein, neither party may make any assignment of this Agreement or any interest therein without the prior written consent of the other party. It is understood and agreed that J & J Holdings, Inc. shall have the right to assign this Agreement to any successor to all or substantially all of its assets and business by dissolution, merger, consolidation, transfer of assets or otherwise, or to any direct or indirect subsidiary of J & J Holdings, Inc.
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         The laws of the State of Nevada shall govern this Agreement. If any provision of this Agreement is invalid or inoperative under law, the remaining provisions of this Agreement shall continue in full force and effect. This Agreement contains the entire agreement of the parties, and supersedes any and all previous agreements they may have made, whether orally or in writing.

         IN WITNESS WHEREOF, the parties hereto have set their hands.


/s/ J&J Holdings, Inc.
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By J & J Holdings, Inc.              DATE


/s/ Gene Jackson
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Gene Jackson, Legends of the Faith   DATE